UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           October           , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date October 14, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

UNOFFICIAL ENGLISH TRANSLATION
DISCLOSURE STATEMENT OF SHARE BUYBACK PROGRAM OF
PT TELEKOMUNIKASI INDONESIA (PERSERO) Tbk
(“the Company”)
PT Telekomunikasi Indonesia (Persero) Tbk.
Line Of Business:
The Company engages in full information and communications (InfoComm) service and network provider in Indonesia.
Domiciled in Bandung, West Java — Indonesia
Registered Office:
Jl. Japati No.1 Bandung, Jawa Barat
Indonesia
Phone. +62 021 5215109
Fax. +62 021 5220500
Email: investor@telkom.co.id
Internet address: www.telkom-indonesia.com
DISCLOSURE STATEMENT OF SHARE BUYBACK PROGRAM OF THE COMPANY
Board of Directors of PT Telekomunikasi Indonesia (Persero) Tbk (“the Company”) herewith would like to inform to the shareholders in relation to the Company’s plan to conduct buyback program of the Company shares which has been issued and listed on the Indonesia Stock Exchange (“Shares Buyback”) up to 20% (twenty percent) of its issued and paid up capital as regulated by Bapepam-LK Regulation No.XI.B.3 Attachment Decision of the Chairman of Bapepam-LK No.Kep 401/BL/2008 dated 9 October 2008, which will be conducted gradually within 3 (three) months period commencing from this disclosure statement. The execution of the Shares Buyback will be conducted based on Company Board of Director’s consent and will be executed through PT Bursa Efek Indonesia.
This Information is published in Jakarta, 12 October 2008

INTRODUCTION
The recent turmoil in global financial market has triggered an economic condition which is not supportive toward fair stock price movements. The market fluctuates significantly which was reflected on the Indonesian Stock Exchange index since May 2008 to the first week of October 2008. The Indonesian Stock Exchange Index dropped by 28.77% from 2,037.88 as of September 8, 2008 to 1,451.66 as of October 8, 2008.
Collapsing Indonesian Stock Exchange index also affects the Company’s stock price, even though the Company’s fundamental is in solid condition with healthy cash flow exceeding the required amount to maintain growth. Currently, Company’s leverage is in healthy position and is possible to further increase its leverage if required.
With these considerations, the Company plans to conduct buyback program of the Company shares which has been issued and listed on the Indonesia Stock Exchange (“Shares Buyback”) up to 20% (twenty percent) of the issued and paid up capital as regulated by Bapepam-LK Regulation No.XI.B.3 Attachment Decision of the Chairman of Bapepam-LK No.Kep 401/BL/2008 dated 9 October 2008 which will be conducted gradually within 3 (three) months period commencing from this disclosure statement. The execution of the Shares Buyback will be conducted based on Company Board of Director’s consent and will be executed through PT Bursa Efek Indonesia.
In relation with the Shares Buyback program, the Company has appointed PT Bahana Securities as the brokerage firm to conduct the Shares Buyback program
Board of Directors is confident that the implementation of the Shares Buyback will not negatively impacts the Company’s financial condition, since the Company currently holds a sufficient working capital to maintain the Company’s business activities.
TENTATIVE SHARES BUYBACK PERIOD
Shares buyback will be conducted within maximum of 3 (three) months period commencing from Shares Buyback Disclosure Statement publication, from 13 October 2008 to 12 January 2009.

No	EVENTS	DATE
1	Report to Bapepam-LK regarding Shares Buyback transactions	12 October 2008
2	Announcement of Information Statement to Indonesian Stock Exchange	13 October 2008
3	Shares Buyback Period through Indonesian Stock Exchange	13 October 2008 to 12 January 2009
Board of Directors is authorized to terminate the Shares Buyback Program if deemed necessary at any time before the end of the Shares Buyback Program period. Shall the Shares Buyback program is terminated, the Company will give a full disclosure statement in relation with the said termination in accordance with BAPEPAM-LK regulation No.X.K.1 Attachment Decision of the Chairman of Bapepam-LK No.Kep.86/PM/1996 regarding Disclosure of Information That Must Be Made Public Immediately.
SOURCE OF FUND AND NUMBER OF SHARES
THAT WILL BE BOUGHT BACK AND FOR SHARES BUYBACK PROGRAM
For the purpose of the Shares Buyback, the Company will provide funds which will be taken from its retained earnings balance. The use of the retained earnings will not cause the Company’s net asset become smaller than its issued capital plus mandatory reserve provisions. Currently, the Company has taken into account provisions in accordance with

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UUPT No.40 — 2007. The funds allocated for the purpose above will be taken from unappropriated retained earnings as of 31 December 2007 which amounted to Rp 22.2 trillion. From the said amount, funds to conduct the Shares Buyback (including all transaction costs) is limited to Rp 3 trillion, should there will be some unused fund following the completion the Shares Buyback program, the fund will be returned to the retained earnings account.
In connection with the shares buyback, the Company will not purchase more than 20% of the issued capital in accordance with BAPEPAM-LK Regulation No.XI.B.3. point 4.
COMPANY’S PLAN IN RELATION TO THE BOUGHT BACK SHARES
The Company plans to keep the shares obtained from buyback program as treasury stock (“Shares from Buyback Program”) for a maximum period of 3 (three) years, in compliance with Regulations and if there is an increase in the share price.
Furthermore, Shares from the Buyback program will be used for:
a.	Provide future financing flexibility ; or

b.	Sold back through Management/Employee Stock Option Plan program (with respect to Regulation No. IX.E.1 regarding the Conflict of Interest of the Certain Transaction) ;

c.	Capital reduction in compliance with UU No.40/2007 on Limited Liability Companies.
In the above case, the Company might be able to book profit from the sale of Shares from Buyback Program. The sale of Shares from Buyback Program can be done through the stock exchange transaction or through over the counter transaction, in compliance with BAPEPAM—LK No.IX.B.3 Regulation.
In accordance with clause 40 point 1 UU No.40/2007 on Limited Liability Companies , Shares from Buyback Program will not be eligible for voting rights on General Shareholders Meeting and will not be counted into quorum and will not be entitled for dividend payment
Company’s Board of Directors will report the Buyback Program implementation as well as proceeds of the sale of shares from Buyback Program to General Meeting of Shareholder following the completion of Buyback program.
SHARES BUYBACK PROCEDURE
As regulated by Bapepam Regulation No.XI.B.3, the Company will conduct the buyback program with the following mechanism:
1.	Buyback will only be conducted through PT Bahana Securities as the appointed brokerage firm in relation to the shares buyback

2.	Company Insiders are prohibited to buy or sell the Company’s share during the execution of Shares Buyback by the Company.

According to Capital Market Law No 8. 1995, Company Insider includes:
a.	Board of Commissioners, Board of Directors or Company employee;

b.	Company major shareholders ;

c.	Individual due to its position or its profession or because its relation with Company, enable the person in getting Company insider information

d.	Parties that no longer become party as the same manner mentioned above (in point a, b and c) within the last 6 (six) month
3.	Shares obtained from Buyback Program, will be held by the Company for a maximum period of 3 (three) years.

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IMPACT OF BUY BACK OF SHARES ON THE COMPANY’S FINANCIAL
STATEMENT AND NET PROFIT
Below is proforma statement of Return on Assets (ROA) and Return on Equity (ROE) calculated based on unaudited (inhouse) consolidated financial statements as of 30 June 2008, based on Retained Earnings of consolidated financial statements in fiscal year ending 31 December 2007, including brokerage fee and other expenses in relation with Buyback Program)

	Financial Analysis of Buyback of Shares
	In fiscal year ending on 30 June 2008
	Before Shares	After Shares
Descriptions	Buyback	Buyback	Impact
Total Asset (in million Rupiah)	85,836,211	82,836,211	(3,000,000)

Net Profit (in million Rupiah)	6,297,610	6,297,610	—

Total Equity (in million Rupiah)	30,386,225	27,386,225	(3,000,000)

Return on Asset (%)	7,34%	7,60%	0,27

Return on Equity (%)	20,73%	23,00%	2,27

The analysis in the table above shows positive implication from Shares Buyback to ROA and ROE.
MANAGEMENT DISCUSSION AND ANALYSIS
The Shares Buyback will decrease the Company’s assets and equity. If Company use all funds allocated for Shares Buyback Program with a maximum amount of Rp 3 trillion, the asset and equity shall decrease in a maximum amount of Rp. 3 trillion.
The Company is confident that the implementation of the Shares Buyback will not negatively impacts to the Company’s business activities and growth materially, since the Company currently holds a sufficient working capital to conduct Shares Buyback Program and maintaining the Company’s business activities.
SALE OF SHARES FROM BUYBACK PROGRAM
1.	Shares from Buyback Program can be sold back to Board of Director or employees through Employee Stock Option Plan or Employee Stock Purchase Plan approved by General Meeting of Shareholder with respect to Regulation No. IX.E.1 regarding the Conflict of Interest of the Certain Transaction.

2.	Shares from Buyback Program can be sold outside the market mechanism on a fair market value, but no less than the Shares Buyback price.

3.	Shares from Buyback Program can be sold through the Indonesian Stock Exchange with the following conditions:
a.	the sale transaction must be conducted by through one bourse member ;

b.	the sale transaction can only be done after 30 (thirty) days following the completion of the Shares Buy Back Program ;

c.	the sale transaction cannot be conducted on the trading opening or closing or within 30 (thirty) minutes after the opening or 30 (thirty) minutes before the closing of the trading;

d.	the sale offer has to be equal or higher than the previous trading price;

e.	maksimum sale for each trading day is 25% (twenty five percent) of the daily trading volume, should this resulting in unit trading fraction, it should be rounded to one trading unit; and

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f.	Company Insider (as the same manner as defined in Undang-Undang No. 8 Tahun 1995 about Capital market) is prohibited to buy or sell Company’s share in Indonesia Stock Exchange during the execution of Shares Buyback by the Company.
4.	In accordance to BAPEPAM regulations No.XI.B.3, should the Company were to sell its Shares from Buyback Program at a lower price than the Buyback cost, the loss should be clearly disclosed in its profit loss statement.
SHARE PRICE ON SHARES BUYBACK PROGRAM
The share Buyback will be executed at a considerably good and fair price under Company management’s consent.
ADDITIONAL INFORMATION
Shareholders who need additional information with regards to the proposed transaction may contact:
Investor Relations/Corporate Secretary
PT Telekomunikasi Indonesia (Persero) Tbk
Grha Citra Caraka, 5th Floor
Jl. Gatot Subroto No. 52.
Jakarta 12570
Phone: 62-21-5215109
Fax: 62-21-5220500
Email: investor@telkom.co.id
www.telkom-indonesia.com
This information is announced for public.
Jakarta, 12 October 2008
The Company’s Board of Director

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